

June 13, 2024

Joel Riddle
Chief Executive Officer
Tamboran Resources Corporation
Suite 01, Level 39, Tower One, International Towers Sydney
100 Barangaroo Avenue, Barangaroo NSW 2000

>   **Re: Tamboran Resources Corporation**
>   **Registration Statement on Form S-1**
>   **Response dated June 12, 2024**
>   **File No. 333-279119**

Dear Joel Riddle:

We have reviewed your response dated June 12, 2024 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Correspondence Filed June 12, 2024

Capitalization, page 66

1.   We note in June 2024 you issued to H&P a convertible senior note with an original principal amount of $9,390,500. We further note you you have included the conversion of the note into an aggregate of 451,466 shares of common stock in your capitalization table. Please revise the presentation of the capitalization table to include a separate column that reflects the proceeds received from convertible notes and conversion of the notes to common stock.

2.   We note including net offering proceeds, increase in cash and cash equivalents under 'As Adjusted" column total $158,015. However, total stockholders' equity under 'As Adjusted' column increased by $178,371. Please explain, show us your adjustments and revise your disclosures as appropriate.

<u>Dilution, page 67</u>

3. We note on page F-15, as of March 31, 2024, the Company incurred $3,315,503 in deferred offering costs. Please revise your calculation to exclude these costs from your calculation of net tangible book value and related per share at March 31, 2024, before the offering or advise why you do not believe revision is necessary.

4. We note you have included the 451,466 shares of common stock in the denominator when calculating net tangible book value per share at March 31, 2024. Please revise your presentation to exclude these shares in your calculation of net tangible book value per share before the offering at March 31, 2024.

5. We note you have included the 451,466 shares of common stock in the denominator when calculating adjusted net tangible book value per share after the offering. However, the proceeds from convertible notes related to these shares are not included in the numerator. Please revise adjusted net tangible book value at March 31, 2024 and related per share to include the proceeds from the convertible notes as appropriate or explain to us why revisions are not necessary.

6. Please provide the calculation of net tangible book value per share after the offering if the underwriters exercise in full their option to purchase additional shares.

Please contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 with questions about engineering comments. Please contact Cheryl Brown at 202-551-3905 or Liz Packebusch at 202-551-8749 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Chambers, Esq.